FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Acquires the UK Based Omni Consulting Company Limited (Trading as Abacus Billing), Dated October 11, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Acquires the UK Based Omni Consulting Company Limited (Trading as Abacus Billing), Dated October 11, 2007.

Exhibit 1

MIND CTI Acquires the UK Based Omni Consulting Company Limited (Trading as Abacus Billing)

Acquisition Extends Managed Service Offering, Strengthens the Team and Expands European Presence

Reading, England and Yokneam, Israel, October 11 2007 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced that it has signed a definitive agreement to acquire Omni Consulting Company Limited (Abacus Billing), a UK leading provider of managed services for customer care and billing solutions to telecommunications carriers and large resellers as well as a leader in the field in information and billing for utility smart metering.

Omni (Abacus Billing) provides billing and customer care software solutions in a service bureau mode, mainly to European carriers that require complex solutions, with a strong convergent offering and using web-enabled daily reporting and billing. Omni is based in the London metro area, has over 30 employees and a unique and extremely strong methodology for its outsourced offering, supported by regulatory accreditations from UK's Ofcom and Reg-TP of Germany.

"Carriers around the world are lately looking more into the managed services option and we are now better positioned to capitalize on this trend," said Monica Eisinger, chief executive officer of MIND. "Abacus Billing's solid reputation and proven expertise in the European market, its strong existing customer relationships, and a great team of people, complement MIND's strong management, deep industry knowledge, financial backing and global resources. We believe that this acquisition puts MIND in a good position for increased success in the European market."

The new division will continue to be led by Karl Wills, CEO of Abacus Billing, and the current management team. Karl has been with Abacus since 2000, serving initially as COO and from 2001 leading the company as CEO. He has more than twenty-five years of international business experience in information technology and telecommunications and also has considerable expertise in general management and logistics. Prior to joining Abacus, Karl held a number of senior management roles, including Senior Director of International Logistics at EMI music and European Solutions Director at Metapack. He holds a Masters degree in Business Science from the University of Manchester, and is a Visiting Fellow at Manchester Business School, focusing on IT Strategy.

"The team at Abacus Billing is enthusiastic about becoming part of a larger, public company with both global reach and financial strength. This transaction allows Abacus Billing to better support its customers by combining and enlarging the software development and deployment teams. Furthermore, it will capitalize on the position that Abacus has attained in Smart Meter Information and Billing" said Karl Wills, president of Abacus Billing Limited. "Our existing and potential customers will benefit from the greater comprehensive product range and extended capabilities leaving us well placed to take on even more complex projects for carriers and resellers offering prepaid and postpaid multiple services convergence."

Oren Bryan, chief financial officer of MIND commented: "Under the terms of the acquisition, MIND acquires Abacus Billing for up to approximately $7.4 million (3.6 million British Pounds) in cash, of which 2.88 million British Pounds in cash is to be paid upon closing and a maximum performance related earn-out of 720 thousand British Pounds is to be paid over the next 2 years. The transaction is expected to be neutral to earnings per share, excluding acquisition-related items, in the fourth quarter of fiscal 2007, and accretive to earnings per share, excluding acquisition-related items, in fiscal 2008 and thereafter."

MIND will host a conference call on Tuesday, November 6, 2007 at 8:30 a.m., Eastern Time, to discuss the Company's third quarter of 2007 results as well as other financial and business information, including this acquisition.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for Wireless, Wireline, VoIP and Quad-play carriers worldwide. A global company, with over ten years of experience in providing solutions to carriers, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For more information, visit MIND at: www.mindcti.com .

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: ?4-993-6666
investor@mindcti.com